FOR IMMEDIATE RELEASE	September 26, 2024

Micromem Provides Update on Meeting with Chevron

Toronto, Ontario and New York, New York, September 26, 2024 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces its management met with Chevron representatives in their Houston offices on September 25th; several topics were reviewed and a go forward process and timetable has been mutually agreed upon, these are the subject of additional press releases.

Micromem has secured access to the Chevron designed automated sampler system (the 'System'), the system and methods for the automated fluid sampling for tracer testing.  The Company will not pay any fees for the use of the System and any intellectual property that it may generate will remain with Micromem. The System is crucial in any well mounted system for our ARTRA device.

Chevron will introduce Micromem to the engineer that designed their sampler system; this will provide Micromem with the opportunity to make any required modifications for use with 3rd parties. Access to this system should save the Company substantial time and expense in developing sampler systems in future dealings with other users. Micromem will provide modified sampler designs to Chevron for their own testing and evaluation for potential future use.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 567,419,413

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com